JOSEPH WALSH 212.704.6030 telephone 212.704.5919 facsimile Joseph.walsh@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

June 30, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	dELiA*s, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-3

Filed May 2, 2014

File No. 333-194623

Dear Ms. Ransom:

On behalf of dELiA*s, Inc., a Delaware corporation (the “Company”), we have electronically transmitted the following: (1) this letter, and (2) Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 (“Pre-Effective Amendment No. 1”). We have also sent to you by Federal Express courtesy copies of the following: (i) this letter, and (ii) a clean copy of Amendment No. 2, as well as a copy which has been marked to show changes from Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-194623), filed by the Company on May 2, 2014.

Set forth below are the Company’s responses to the comments raised in the May 27, 2014 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, we have provided each of the Staff’s comments followed by the Company’s responses.

All responses provided in this letter are based solely on information provided by the Company.

General

1. We note your response to comment 1 in our letter dated April 14, 2014 and your statement that you will not request acceleration of the effective date of the registration statement until the annual meeting, and that if you do not receive shareholder approval at the annual

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK    ORANGE COUNTY    PORTLAND

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

Securities and Exchange Commission

June 30, 2014

meeting, that you will amend the registration statement to remove from registration the Subsequent Conversion Shares. If shareholder approval is obtained at the annual meeting, please amend your registration statement to reflect the conversion of the Subsequent Conversion Shares.

Response: On June 17, 2014, the shareholders of the Company approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of its common stock to 200,000,000. As a result, an aggregate of $24,116,600 in principal amount of the Company’s Secured Convertible Notes (the “Notes”) converted into 241,166 shares of the Company’s Series B Preferred Stock (the “Subsequent Series B Preferred Stock”). The Subsequent Series B Preferred Stock is convertible into 30,145,250 shares of the Company’s common stock. The Company has amended its disclosure on the prospectus cover page and pages 6, 7, 20 and 2 of Pre-Effective Amendment No. 2 to reflect the conversion of the Notes into the Subsequent Series B Preferred Stock.

2. We note your Form 8-K filed on May 13, 2014 which reports a notification from NASDAQ that you are not currently in compliance with Nasdaq Listing Rule 5450(a)(1). Please revise your prospectus cover page to reflect this notice, unless you regain compliance with such listing standard before the next amendment to your registration statement.

Response. The Company has revised its disclosure on the prospectus cover page to reflect the notification from Nasdaq that the Company is not currently in compliance with Nasdaq Listing Rule 5401(a)(1).

* * * * *

Please do not hesitate to contact the undersigned at (212) 704-6030, or William Freedman at (212) 704-6193, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Joseph Walsh

Joseph Walsh

cc:	Securities and Exchange Commission

Jacqueline Kaufman, Staff Attorney

Lisa Kohl, Staff Attorney

dELiA*s, Inc.

Securities and Exchange Commission

June 30, 2014

Tracy Gardner, Chief Executive Officer

David J. Dick, Senior Vice President, Chief Financial Officer and Treasurer

Ryan Schreiber, Senior Vice President, General Counsel and Secretary

Troutman Sanders LLP

William D. Freedman, Esq.